Prelude Therapeutics Incorporated

200 Powder Mill Road

Wilmington, Delaware 19803

September 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey Gabor

Laura Crotty

Rolf Sundwall

Jeanne Baker

Re:

Prelude Therapeutics Incorporated Registration Statement on Form S-1 (File No. 333-248628) originally filed September 4, 2020, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-39527) filed September 16, 2020.

Requested Date: September 24, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Prelude Therapeutics Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Forbess at (415) 875-2420.

* * *

Sincerely,

PRELUDE THERAPEUTICS INCORPORATED

By:	/s/ Krishna Vaddi, Ph.D.
Krishna Vaddi, Ph.D.
Chief Executive Officer

cc:	Krishna Vaddi, Ph.D., Chief Executive Officer

Prelude Therapeutics Incorporated

Effie Toshav, Esq.

Robert A. Freedman, Esq.

Fenwick & West LLP